FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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On March 15, we announced our fourth quarter and full year 2005 results. Our accelerating sales performance and profitability throughout the year show the success of our initiatives for growth, particularly at our largest banner Food Lion.

Another reason for satisfaction with our performance in the fourth quarter of 2005 was the improving operating expense trend, which, combined with a continued strong gross margin, contributed to an operating margin of 5.3%, nearly a full percentage higher than in the fourth quarter of 2004. This resulted in 26% operating profit growth at identical exchange rates for the quarter.

The good fourth quarter performance in sales, the better than planned operating expense trend and a favorable movement on the tax line, allowed us to exceed our full year net profit guidance and to achieve a 23.4% higher net profit for 2005.

Based on this sound performance, our expectations for 2006 and our future capital needs, the Board of Directors proposes a 7.1% increase of the gross dividend to EUR 1.20 (EUR 0.90 after 25% Belgian withholding tax).

These good results were the result of our continued focus on our strategic initiatives: network growth, differentiation in concept and value, and reinforced efficiency. These strategic axes will also remain the foundation of our success in 2006.

In 2005, our sales network was expanded by 71 stores compared with an extension of only eight stores the previous year. In 2006, we will accelerate our network expansion, with a planned network extension of 96 stores.

We believe there are still a number of fill-in acquisition opportunities in our existing or adjacent markets. We will continue to pursue opportunities like Harveys, Victory and Cash Fresh, and we will continue to look at smaller packages of stores as the industry continues to consolidate and reorganize.

In 2006, Food Lion will enter a new market for the first time in 15 years: the Greenville/Spartanburg market in South Carolina. This market entry will include six Bloom and three Food Lion stores (see p. 4 of this newsletter).

In 2006, Hannaford will accelerate its store opening program and open 14 stores compared with three to four stores on average in recent years. In Belgium, 2006 will see the first conversions of Cash Fresh stores into Delhaize banners, a process that should be completed before the end of 2007. All Cash Fresh stores currently carry Delhaize and 365 private-label products and offer their customers the plus card loyalty program.

Market renewal remains a key to success at Food Lion. Stores in two markets were renewed in 2005, Greensboro, North Carolina, and Baltimore, Maryland. Both showed significant improvements in sales. These were supported by increased customer count and a higher average basket, particularly in the departments the renewals are focusing on: fresh products, wine, natural and organic products. In 2006, Food Lion will renew approximately 80 stores in the Washington, D.C. region using the three Food Lion banners, Food Lion, Bloom and Bottom Dollar.

In Florida, we will convert all Kash n' Karry stores in the important Tampa/St.Petersburg market and add two new stores, closing 2006 with 48 more supermarkets under the Sweetbay banner. The remainder of the Kash n' Karry stores will be converted to Sweetbay in 2007.

Our operating companies continue to reinforce the strengthening and the differentiation of their concepts. While continuing the successful tests of Bloom and Bottom Dollar, Food Lion opened a new 35,000 square foot prototype store in western North Carolina in December 2005.

In November, Delhaize Belgium opened a new prototype supermarket in Brussels. The store includes new design elements with an emphasis on accessibility and a number of environmentally-friendly innovations.

Hannaford reinforced its position by the extension of its successful high-quality Inspirations product line. It currently carries approximately 600 products under this upper tier brand, which is now also offered in Bloom and Sweetbay stores. Hannaford continued the rollout of Nature's Place, a store-within-a-store concept offering organic and natural products. Nature's Place was also implemented in a number of Sweetbay and Food Lion stores.

Our operating companies closely monitor their price position and adapt if necessary. In January, Delhaize Belgium announced a new price setting methodology. As a consequence of this new methodology, everyday prices on 1,000 products were reduced.

In order to make these investments in sales-building efforts sustainable and to reinforce our overall profitability, we continue to focus on strict cost management, efficiency and execution.

We are well advanced in the preparation of the rollout in Belgium of ACIS, the inventory and margin management system that has played an important role in the profitability improvements at our U.S. businesses. For instance, the

Delhaize Group Results Full Year 2005

	In USD	In EUR
in millions (except EPS)	2005	2005	2004	Change
Net sales and other revenue	23,174.5	18,627.5	17,875.1	+4.2%
Operating profit	1,117.2	898.0	863.8	-4.0%
Operating margin	4.8%	4.8%	4.8%	—
Net profit from continuing operations	464.8	373.6	354.1	-5.5%
Net profit (Group share)	454.0	364.9	295.7	+23.4%
Basic net earnings per share (Group share) (in EUR)	4.91	3.89	3.19	+21,8%

introduction of ACIS has allowed Food Lion to improve in 2005 its inventory results by USD 65 million compared to the pre-ACIS period. The completion of the roll-out in Belgium is planned by mid 2006.

Energy efficiency remains a key opportunity, particularly with today's high fuel and utility prices. In 2005, Food Lion and Hannaford reduced their energy use by respectively 80 million and 8 million kilowatt-hours. Delhaize Belgium succeeded in keeping its energy use at the level of 2003, in spite of its store network growth.

Further investments in supply chain and logistic systems, such as the new fresh distribution center in Belgium and the introduction of voice technology and radio frequency in distribution centers at Food Lion and Delhaize Belgium, led to higher efficiency and better service to the stores.

The improvement of our sales trends throughout 2005, culminating in a strong sales and profit performance in the fourth quarter, reinforce our conviction that our strategy is yielding results. We look forward to building on our strength in 2006.

Pierre-Olivier Beckers

President & CEO, Delhaize Group

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Hannaford’s Hard-earned Victory

Strategic Acquisition Secures Foothold for Growth in Southern New England

In 2004, Hannaford seized a strategic growth opportunity in Massachusetts by purchasing independent supermarket chain Victory Super Markets - with 17 stores in Massachusetts and two in New Hampshire. The acquisition, which expanded Hannaford's store base by more than 6%, prompted senior leadership to divide its operations structure into three divisions: western, central and eastern. This move strengthened Hannaford's local marketing strategies and has since fueled further successful expansion into southern New England.

Common History

Hannaford Supermarkets and Victory Super Markets shared some common strategies and demonstrated commitment to people and to service. Both Hannaford and Victory had roots as small, family-owned retail businesses, deeply ingrained in their respective communities (Portland, Maine and Leominster, Massachusetts). Both successfully targeted customers in search of quality, variety and service – Victory, with its 1996 Market Square concept debut and Hannaford with its 2001 Festival for the Senses strategy launch.

Supply Chain Efficiencies

A priority after closing the deal was to integrate Victory Super Markets into Hannaford’s supply chain. This involved installing new inventory and point-of-sale equipment, transferring the majority of distribution responsibilities from a third-party supplier to Hannaford’s distribution and transport departments, and adding more than 4,000 Hannaford brand products to Victory’s product mix. This reduced the cost of goods and enhanced supply chain efficiency and quality at the Victory stores.

A Big Welcome

We converted the Victory stores to Hannaford between April and September of 2005. As expected, winning over customers in Massachusetts to Hannaford’s everyday low prices (EDLP) pricing strategy proved challenging in a highly promotional market. In mid-October, a few weeks after the final Victory conversion, Hannaford launched an extensive marketing and public relations campaign in Central Massachusetts and New Hampshire. Special emphasis was paid to touting “low price that lasts for weeks and weeks”; the distinct value and great taste of private brand foods including the premium-quality Hannaford Inspirations line; and community commitment. Hannaford’s new “For the Love of Food” ad campaign further underscored the quality, variety and price messages on radio and TV in these markets throughout the fourth quarter of 2005. These efforts positively impacted sales trends throughout southern New England.

Branching Out

Hannaford leveraged this platform for growth in January 2006, when it opened its 28th New Hampshire store in Rochester and its 24th and 25th Massachusetts stores in Easton and Taunton, just south of Boston. The Easton and Taunton stores are 56,000 square feet, and the Rochester store is 62,000 square feet. Hannaford anticipated and met unique merchandising needs within these culturally diverse markets; strategically partnered with key community leaders; and provided all the great aspects of its Festival for the Senses strategy. Sales at all three stores have been strong. Media and community endorsements further echoed Hannaford’s reputation as a good corporate citizen and supermarket of choice in southern New England.

The Q4 2005 Results: Highlights

>	Sales growth at identical exchange rates: +5.3%

>	Operating profit grows by 26.2% at identical exchange rates

>	Operating margin increase to 5.3% (4.4% in 2004)

>	Net profit increase of 66.7% at identical exchange rates

	In USD	In EUR
IFRS, in millions except per share amounts	Q4 2005	Q4 2005	Q4 2004	Change
Net sales and other revenues	5,929.9	4,969.1	4,433.2	+12.1%
Cost of sales	(4,438.6)	(3,719.3)	(3,355.4)	+10.8%
Gross profit	1,491.3	1,249.8	1,077.8	+16.0%
Gross margin	25.2%	25.2%	24.3%	—
Other operating income	25.8	21.5	20.1	+6.7%
Selling, general and administrative expenses	(1,176.2)	(987.6)	(885.9)	+11.5%
Other operating expenses	(26.6)	(21.7)	(16.3)	+32.8%
Operating profit	314.3	262.0	195.7	+33.9%
Operating margin	5.3%	5.3%	4.4%	—
Finance costs	(103.2)	(86.5)	(84.0)	+3.0%
Income from investments	9.2	7.7	4.0	+90.0%
Profit before taxes and discontinued operations	220.3	183.2	115.7	+58.3%
Income tax expenses	(73.9)	(61.8)	(44.6)	+38.4%
Net profit from continuing operations	146.4	121.4	71.1	+70.8%
Result from discontinued operations, net of tax	(1.4)	(1.2)	(0.2)	—
Net profit before minority interests	145.0	120.2	70.9	+69.7%
Minority interests	(3.9)	(3.2)	(3.8)	-16.2%
Group share in net profit	141.1	117.0	67.1	+74.5%
Basic net profit per share (in EUR)	1.50	1.24	0.72	+72.6%
Diluted net profit per share	1.52	1.18	0.69	+72.3%

The press release on Delhaize Group’s Q4 2005 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

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Food Lion to Enter New Market

For the first time in 15 years, Food Lion will enter a completely new market. In this market, Greenville-Spartanburg, South Carolina, Food Lion will introduce two separate store banners, opening three Food Lion and six Bloom stores.

The new Food Lion stores will be approximately 35,000 square feet and will feature the latest in Food Lion interior and exterior design. The stores will place an emphasis on the fresh departments - produce and full-service meat and deli-bakery departments - while offering natural and organic products, international items and the everyday products customers want and need.

Bloom, which was introduced after two years of intensive consumer research, will bring a new store prototype to the Greenville-Spartanburg market. Bloom provides a hassle-free, novel shopping experience and features unique technologies, a variety of quality products and a commitment to superior customer service. Features include Table Top Circle®, which was created especially for shoppers with limited time available, self-scanning through handhelds, kiosks with detailed product information, and large fresh departments.

Shareholder Information

Financial Calendar		Contacts & Inquiries

> 2006 first quarter results	May 12, 2006	Delhaize Group	Delhaize Group
> Ordinary General Meeting	May 24, 2006	Investor Relations	Investor Relations
> 2006 second quarter results	August 10, 2006	Square Marie Curie 40	P.O. Box 1330
> 2006 third quarter results	November 9, 2006	1070 Brussels	Salisbury, NC
		Belgium	28145-1330
Ticker Symbol		Tel: +32 2 412 21 51	United States
		Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
> Ordinary shares (Euronext Brussels): DELB			Fax: +1 704 645 2050

>       ADRs (NYSE): DEG (each ADR represents
one Delhaize Group ordinary share).

Depositary Agent ADRs

>       The Bank of New York

P.O. Box 11258

New York, NY 10286-1258

Toll-Free Ph#: +1 877 853 2191 (U.S. callers)

Non U.S. callers: +1 212 815 3700

shareowners@bankofny.com

Delhaize Group News

>       People interested in receiving the electronic version
of this newsletter may fill out the subscription form
at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Delhaize Group Stock Quotes

>       www.delhaizegroup.com

>       www.euronext.com

>       www.nyse.com

>       Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com

>       Questions can be sent to: investor@delhaizegroup.com

Delhaize Group’s website also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

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> Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

> Definitions

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

> Non-GAAP Measures

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the newsletter, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Organic Sales Growth Reconciliation (unaudited) (1)

4th Q 2005	4th Q 2004	% Change	(in millions of EUR)	2005	2004	% Change
4,969.1	4,433.2	+12.1%	Net sales and other revenues	18,627.5	17,875.1	+4.2%
(300.5)			Effect of exchange rates	(17.5)	—
4,668.6	4,433.2	+5.3%	Identical exchange rates growth	18,610.0	17,875.1	+4.1%
(62.3)	(30.4)		Victory Super Markets (1)	(259.0)	(30.4)
(53.4)	—		Cash Fresh	(124.9)	—
4,552.8	4,402.8	+3.4%	Organic sales growth	18,226.1	17,844.7	+2.1%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

4th Q 2005	4th Q 2004	(in millions of EUR)	2005	2004
289.7	262.5	Net cash provided by operating activities	902.3	989.2
(222.1)	(296.3)	Net cash used in investing activities	(756.6)	(641.9)
(8.3)	(1.4)	Investment in debt securities	3.2	25.7
59.3	(35.2)	Free cash flow (before dividend payments)	148.9	373.0

Net Debt Reconciliation

(in millions of EUR)	December 31, 2005	December 31, 2004
Non-current financial liabilities	3,199.9	3,331.5
Current financial liabilities	694.2	69.0
Derivative liabilities	9.1	15.1
Derivative assets	(1.2)	(6.3)
Investment in securities - non-current	(125.0)	(115.9)
Investment in securities - current	(29.1)	(24.6)
Cash and cash equivalents	(804.9)	(660.4)
Net debt	2,943.1	2,608.4
Total equity	3,616.7	2,880.6
Net debt to equity ratio	81.4%	90.6%

Identical Exchange Rates Reconciliation

	2005			2004	2005/2004
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	18,627.5	-17.5	18,610.0	17,875.1	+4.2%	+4.1%
Operating profit	898.0	+0.5	898.5	863.8	+4.0%	+4.0%
Net profit from continuing operations	373.6	+0.6	374.2	354.1	+5.5%	+5.7%
Basic EPS from continuing operations	3.93	—	3.93	3.76	+4.5%	+4.7%
Group share in net profit	364.9	+0.6	365.5	295.7	+23.4%	+23.6%
Basic earnings per share (in EUR)	3.89	—	3.89	3.19	+21.8%	+22.0%
Free cash flow	148.9	-0.7	148.2	373.0	-60.1%	-60.3%

	4th Q 2005			4th Q 2004	2005/2004
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,969.1	-300.5	4,668.6	4,433.2	+12.1%	+5.3%
Operating profit	262.0	-15.0	247.0	195.7	+33.9%	+26.2%
Net profit from continuing operations	121.4	-5.3	116.1	71.1	+70.8%	+63.4%
Basic EPS from continuing operations	1.26	-0.06	1.20	0.72	+73.8%	+66.1%
Group share in net profit	117.0	-5.1	111.9	67.1	+74.5%	+66.7%
Basic earnings per share (in EUR)	1.24	-0.05	1.19	0.72	+72.6%	+65.0%
Free cash flow	59.3	6.6	52.7	(35.2)	N/A	N/A

(in millions of EUR)	December 31, 2005			Dec 31, 2004	Change
Net debt	2,943.1	-308.8	2,634.3	2,608.4	+12.8%	+1.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 12, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President